Mail Stop 3561

December 6, 2007

Howard W. Lutnick
Chairman of the Board, Chief Executive Officer and President
eSpeed, Inc.
110 East 59th Street
New York, NY 10022

> **Re:** **eSpeed, Inc.**
> **Preliminary Proxy Statement Relating to a Merger or Acquisition on**
> **Schedule 14A**
> **Filed November 6, 2007**
> **Form 10-K/A for fiscal year ended December 31, 2006**
> **Filed August 23, 2007**
> **File No. 0-28191**

Dear Mr. Lutnick:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your document(s) in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers set forth below refer to the tape-bound courtesy copy of the preliminary proxy statement.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement
General

1.   Please ensure that all proxy materials sent to shareholders conform with the requirements of Rule 14a-5(d)(1), including the letter to stockholders. Please also ensure that both the

proxy statement and form of proxy are clearly identified as preliminary versions until disseminated to security holders.

2.   Please review the requirements of Item 1001 of Regulation M-A, and revise the proxy statement as appropriate to provide a summary term sheet in Plain English and in bullet point format of the most material terms of the transaction. For example, your list of definitions on page 1 could be limited to terms that are easily understood only by industry experts, terms that you cannot explain concisely when you first use them, and terms whose meaning you cannot make clear from context. Also, please ensure that the information you present in your Questions and Answers and Summary are not duplicative of one other; see, for example, "Q: How does the eSpeed board of directors recommend that I vote…?"

3.   Please provide us with your analysis as to why the Combined Company does not fall within the definition of "investment company" in Section 3(a)(1) of the Investment Company Act of 1940. In this regard, we note your risk factor disclosure addressing this concern.

4.   Please provide independent supplemental materials, with appropriate markings and page references in your response, supporting statements such as "BGC Partners is one of the largest and fastest growing inter-dealer brokers …" in your letter to stockholders. Also, please revise to articulate by what measure you are making such statements. This comment applies to similar statements such as "[W]e are a leader in developing and deploying electronic market places…" and "BGC Partners is a leading full-service inter-dealer broker…" on page 70.

Summary, page 8

5.   Please disclose prominently in the Summary the total dollar value of the merger transaction based on the closing price of eSpeed, Inc. as of the date of the execution of the merger agreement and as of a recent date. Please provide disclosure that the value of the merger transaction fluctuates as the price of eSpeed common stock fluctuates and that the value of the merger will not be fixed until the date of closing.

6.   Please include here and in the body of the proxy statement a discussion of dilution of eSpeed's current stockholders as a result of the merger. Please also include a discussion and chart, similar to the one provided on page 15, of possible future dilution based on the ability of certain parties to convert their interests in BCG Holdings into Class A or Class B common stock as well as the rights of Class B common stockholders to convert their shares into Class A common stock.

7.   Please include in the Summary a brief discussion of matters to be voted on other than the merger agreement. Please include in that discussion whether any of the other proposals are conditioned on the approval of the merger agreement.

8.   Please revise to include a brief description highlighting any potential advantages or disadvantages of the merger, including a brief explanation as to why the eSpeed board of directors recommends voting in favor of the transaction.

Interests of Directors, Executive Officers and Certain Beneficial Owners in the Merger, page 10

9.   Please revise the first sentence under this sub-heading to indicate that the interests of the current directors and executive officers of eSpeed, the future directors and executive officers of the combined company and certain beneficial owners of eSpeed common stock may conflict with the interests of the unaffiliated eSpeed stockholders.

Structure of the Merger, page 12

10.   Please revise this discussion to quantify the shares you will issue as a result of each of the bullet points you provide on page 12, and elsewhere in the registration statement. Where you state that the current stockholder of the company will hold the same number and class of shares of common stock of the Combined Company, quantify this amount as well both in terms of number of shares and in term of percentage ownership.

11.   We note that the diagram on page 15 indicates that the public stockholders will hold 40.6% of economics and 11.2% of voting power of the Combined Company. Where you refer to "economics," please elaborate to clarify what you mean. Also, considering you indicate in the letter to stockholders and on page 71 that the stockholders of the Company will own equity interests representing 27.8% of the economics of BGC U.S. and BGC Global after the merger, clarify whom other than eSpeed stockholders comprises the "Public Stockholders," and why you present this in terms of ownership of the Combined Company as compared to ownership of BGC U.S. and BGC Global.

Risk Factors, page 32

12.   Some of your risk factors appear overly lengthy and should be revised to include only enough disclosure to clearly describe the material risk and to put the risk into context. Note that each risk factor should present the risk as quickly as possible, ideally within the first one or two sentences, and then provide the facts necessary to place the risk in context. In this regard, detailed information should be moved to the body of the prospectus. For example, we refer you to the third risk factor on page 33, the third risk factor on page 56 and the risk factor on page 60. Please note that these are only examples. Please revise accordingly throughout this section.

Risks Related to the Merger, page 32
eSpeed stockholders other than Cantor and its affiliates …, page 33

13.   Please expand this risk factor to address the potential for further dilution of the current eSpeed's stockholders ownership interests upon the conversion of BGC Holdings limited partnership units into shares of Class A or Class B common stock.

Comments by the SEC on this proxy statement …, page 35

14.   Please advise us as to how this risk factor will be applicable at the time the company mails the proxy statement to its stockholders.

Risks Related to the Combined Company's Business, page 38
The Combined Company's ability to retain its key employees …, page 42

15.   Please disclose as a percentage the amount of time each of Messrs. Lutnick, Merkel and Amaitis is expected to spend on matters related to the combined company.

The Special Meeting of Stockholders, page 66
Adjournments and Postponements, page 69

16.   We note your disclosure that the special meeting may be adjourned for the purpose of soliciting additional proxies. The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4. Please revise this disclosure and the proxy card. The proxy card should have an additional voting box so that shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated.

Proposal 1 – the Merger, page 70
History, Formation, Separation and Pre-Merger Structure of BGC Partners, page 70

17.   Please include on page 70 a discussion of the purpose and a description of the mechanics of the conversion of BGC Partners from a corporation to a limited liability company prior to the merger.

18.   In the first full paragraph under the diagram on page 71, please revise the second to last sentence to make clear that even though current eSpeed stockholders will continue to hold the same number of shares of the combined company after the merger, their percentage ownership will decrease immediately as a result of the merger and in the future as a result of additional issuances of combined company common stock.

Structure of the Combined Company, page 74

19.   In the discussion on page 74 and elsewhere in the proxy statement of the interests to be issued in BGC Holdings that will or may in the future be exchangeable on a one-for-one basis (subject to standard anti-dilution adjustments) into either Class A or Class B common stock of BGC Partners, please explain how the exchange ratio (one for one) was determined.

20.   At the beginning of the "Background of the Merger" section, please include a brief discussion of the relationship between BGC Partners and eSpeed, Inc prior to the start of merger discussions.

21.   Please revise the disclosure in the first paragraph of the "Background of the Merger" discussion to disclose how many discussions or meetings occurred between May 2005 and August 2006 with respect to the possible combination of BGC Partners and eSpeed and why it was eventually not pursued.

22.   In the fourth paragraph of the "Background of the Merger" discussion, please disclose the reasons why BGC Partners and eSpeed decided to resume discussions of a possible combination, especially in light of the fact that BGC Partners filed a registration statement for its initial public offering on February 8, 2007.

23.   Please revise the disclosure in the fourth paragraph of the "Background of the Merger" discussion to disclose the date on which eSpeed's board of directors established the special committee.

24.   Please expand the disclosure in the first paragraph on page 80 to include the reasons why the board determined not to authorize the special committee to consider strategic alternatives other than the merger with BGC Partners.

25.   You mention on page 81 that the Special Committee considered Cantor's proposed terms for the merger. Please revise to disclose those terms in detail.   Please also disclose the improved exchange ratio that was suggested by Sander O'Neill on page 82.

26.   Please expand the discussion in the second full paragraph on page 82 to disclose whether the terms of the offer contained in the letter received from Tullett were substantially the same as the prior proposal and whether the Special Committee considered the terms of the offer superior to those being proposed by Cantor at that time, notwithstanding Cantor's necessary consent to proceed.

27.   On page 84 of the proxy statement, please describe briefly the activities between June 6, 2007 and August 3, 2007. For example, if the parties began to prepare the proxy statement or if the parties began to work on obtaining regulatory approvals, please disclose these or similar events. In addition, please expand the discussion of the amendment to the merger agreement to disclose why the parties believed the amendment was necessary, a brief summary of the items amended as well as a description of amendments to the related agreements and transactions.

28.   Please expand the discussion in the first paragraph on page 85 of the proxy statement to include the size of the business now being excluded from the combined company and whether the parties, including the Special Committee, considered that the changes to the

structure of the transaction required reconsideration of the consideration to be paid in connection with the merger.

29. Please advise us, with a view towards disclosure in the proxy statement, the reason for Mr. Gosin's resignation from the audit and compensation committees and the Special Committee in October 2007 as disclosed on page 85. In addition, please revise the disclosure to reflect Mr. Gosin's resignation from the board as of November 7, 2007, as you disclose on Form 8-K filed on November 14, 2007.

30. Please disclose in connection with the discussion of the amendment to the merger agreement on page 85 that Sandler O'Neill (i) will not be delivering a bring-down opinion prior to the closing of the merger and that, as a result, the opinion does not take into account subsequent events, including fluctuations in the market value of eSpeed's common stock and (ii) did not take into account any of the changes to the merger and the consideration included in the amendment to the merger agreement. Please disclose why the Special Committee did not seek an updated fairness opinion in light of the amendment to the merger agreement. Please make any necessary conforming changes to the Summary and to the discussion of the financial advisor's opinion.

Reasons for the Merger; Recommendation of the Merger by the Special Committee and the eSpeed Board of Directors, page 85

31. Please disclose in the first paragraph on page 86 whether the Special Committee determined whether the merger agreement as amended on November 5, 2007 and the transactions contemplated by the amended merger agreement are fair to, advisable and in the best interests of eSpeed and the holders of eSpeed Class A common stock (other than Cantor and its affiliates). We note your disclosure relating to the Special Committee's conclusions as to the Special Committee determinations as of August 7, 2007 on page 84, however, you do not make similar conclusions as to the amendments considered on October 16, 2007 on page 85.

32. Please disclose in the first bullet point on page 86 the relationship between the implied value of $9.75 per share and the closing price of the class A common stock as of a recent date.

33. We note the disclosure in the third to last bullet point on page 87. Please add this disclosure to an appropriate place under "Background of the Merger."

Opinion of Financial Advisor to the Special Committee, page 90

34. Please provide us supplementally with a copy of any materials, such as board books, used in Sandler O'Neill's presentation to the special committee on May 29, 2007. We may have additional comments after reviewing this material.

Interests of Directors, Executive Officers and Certain Beneficial Owners in the Merger, page 99

35.   Please revise the first sentence of this section to add that the interests of current directors and executive officers of eSpeed, the future directors and executive officers of the combined company and certain beneficial owners of eSpeed common stock may conflict with the interests of unaffiliated eSpeed stockholders.

New Post-Merger Change of Control Employment Agreements, page 100

36.   Please revise the disclosure under this heading to quantify in tabular form, to the extent possible, payments that would be due upon a change of control using the base salary and target bonus amounts contained in the employment agreements.

Interests in Equity and Cash Received in Connection With the Separation and Merger, page 100

37.   Please revise the disclosure in the table appearing on page 101 and elsewhere in this section to use a more recent date than September 28, 2007.

BGC Holdings Restricted Exchangeable Interests, page 103

38.   Please update the disclosure on page 103 to indicate whether eSpeed has entered into the agreements to forgo compensation in 2008 in exchange for BGC Holdings restricted exchangeable interests. Please disclose how many interests were issued, how many shares of combined company common stock may be issued upon the exchange of the interests and the value of such interests.

Exchangeability of Founding Partners Interests, page 105

39.   We note the disclosure that Cantor may determine the terms and conditions on the exchangeability of certain BGC Holdings founder partner interests, provided that such conditions do not have an adverse effect on the combined company. Please disclose whether the term "adverse effect" is defined and who makes such determination.

Regulatory Approvals, page 106

40.   Please revise the disclosure on page 106 to update the status of the various regulatory approvals required for closing. See Item 14(a)(3) of Schedule 14A. For example, please disclose when the filing with FINRA was made or when the company plans to make such filing.

The Merger Agreement, page 108
Representations and Warranties, page 109

41.   Please supplementally provide us a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement and the related agreements

included as appendices to the proxy statement. We may have additional comments after reviewing this material.

42.   We note your disclosure on page 109 that "The assertions embodied in those representations and warranties were made solely for purposes of the merger agreement and may be subject to important qualifications and limitations agreed by the parties in connection with negotiating its terms. Moreover, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard … different from that generally applicable to public disclosures to stockholders …." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading. Please confirm your understanding in this regard.

Conditions to the Merger, page 116

43.   Please disclose whether listing approval has been received from NASDAQ regarding the shares to be issued in connection with the merger.

Related Agreements, page 121
Redemption of Cantor Partners, page 123

44.   Please revise this section to reflect that Cantor will redeem certain limited partnership interests or advise us as to why "may" is an accurate reflection of the agreement and intentions of the parties.

Pre-Contribution Loan, page 123

45.   Please revise the disclosure in the last paragraph on page 123 to disclose the purpose of the pre-contribution loans.

Separation Agreement, page 121
Reinvestments in the Opcos; Pre-Emptive Rights; Distributions to Holders of BGC Partners
Common Stock, page 125

46.   In the second to last paragraph on page 126 of the proxy statement, please clarify what you mean by the "BGC Holdings ratio."

Amended and Restated BGC Holdings Limited Partnership Agreement, page 128
Exchanges, page 131

47.   In the last paragraph on page 131, please explain briefly the concept of the BGC Partners ratio and the steps that will be taken to maintain such ratio as this appears to be the first place in the proxy statement it is mentioned.

Distributions, page 133

48.   Please clarify the disclosure in the first full paragraph on page 134 to specify which "selected extraordinary transactions" would result in distributions being withheld from the founding/working partners and the restricted exchangeable partners, possibly forfeited by such partners and ultimately distributed to Cantor.

Partner Obligations, page 135

49.   Please revise the disclosure in the first paragraph on page 137 of the proxy statement to clarify whether any person who is also a partner of a Cantor company or an affiliate of a Cantor company is completely exempt from all of the partner obligations described in the preceding paragraphs or if partnership in a Cantor company is an exception from the activities covered by the partner obligations.

Management Before and After the Merger, page 151

50.   Please update the disclosure in this section to reflect the resignation of Mr. Gosin and appointment of Ms. Koshland.

Compensation Discussion and Analysis, page 155
Base Salary Compensation, page 157

51.   Please expand the discussion in the second to last paragraph of page 157 to explain what establishing compensation at "competitive levels" means. Please disclose how such competitive levels are determined. Please also disclose if the company engages in benchmarking.

52.   Please provide additional detail regarding the "relevant market data" reviewed by the compensation committee. For example, disclose how the market is determined. If the relevant market is a peer group of companies (as referred to elsewhere in the CD&A), please disclose the names of the peer companies reviewed. Please also disclose, if applicable, whether a third party provides such data to the compensation committee.

Bonus Compensation, page 158

53.   In the last paragraph on page 158, please disclose the amount of operating profits that needed to be achieved for 2006 and state whether the other two performance criteria set for 2006 included any thresholds. For example, please disclose, if applicable how much improvement in financial metrics was required or how large an increase in market share was required in order for bonuses to be paid. Please include similar disclosure on page 160 related to the targets established for 2007.

Bonuses Awarded in 2006, page 159

54.   Please disclose in the first paragraph on page 159 the individual performance goals identified by the Chief Executive Officer.

Incentive Bonus Compensation Targets for 2007, page 160

55.   Please discuss the factors that led to the compensation committee's determination to propose to increase the maximum bonus from $5 million per person to $10 million per person.

56.   Disclose whether the bonuses that are expected to be paid to certain employees, as you discuss under Proposed Employment Agreements, are in addition to those granted under the Incentive Plan for 2007.

Options and Restricted Stock Units Granted in 2006, page 161

57.   Please disclose in the second to last paragraph on page 161, why it was determined to grant options to purchase 2% of the outstanding Class A common stock to Mr. Lutnick. Please consider whether the disclosure in the CD&A takes into account material differences with respect to individual executive officers and material differences in how their compensation is determined. See *Staff Observations in the Review of Executive Compensation Disclosure* (http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm) (October 9, 2007)

Information about BGC Partners' Business, page 196
Legal Proceedings, page 210
Other Litigation, page 211

58.   We note the cross-reference at the end of the first full paragraph on page 211 related to the allocation of Opco losses to BGC Holdings; however, we are unable to find a description of the allocation of these losses in the discussion referred to on pages 143-146. Please advise us as to where a discussion of the allocation of litigation losses appears or add such discussion to an appropriate place in the proxy statement.

Proposal 3 – Approval of Amendment to Certificate of Incorporation Regarding Corporate Opportunities, page 281

59.   Please clarify in the first paragraph on page 281, and elsewhere in the proxy statement as appropriate, that to the extent a representative of Cantor or one of its affiliates also serves as a director or officer of the Combined Company, such person will owe fiduciary duties to the Combined Company in their capacity as a director or officer of the Combined Company.

Proposal 5 – Approval of Amended and Restated BGC Partners, Inc. Long Term Incentive Plan, page 286
Description of the Equity Plan as Proposed to be Amended, page 287

60.   We note the disclosure in the second full paragraph on page 288 with respect to the compensation committee's flexibility in administering the long term incentive plan. Please disclose, to the extent applicable, whether you expect that some terms of the awards such as vesting periods will be standardized.

Documents Incorporated by Reference, page 295

61.   Please update this section to include the most recent Form 10-Q filed for the period ended September 30, 2007.

Financial Statements, page FIN-1

62.   Please update the financial statements and the related management's discussion and analysis discussion as needed. Your financial statements must include a balance sheet as of a date less than 135 days before the mailing date of your proxy statement. Refer to Rule 3-12 of Regulation S-X.

*****

As appropriate, please amend your filing in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Howard W. Lutnick
eSpeed, Inc.
December 6, 2007
Page 12

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Regina Balderas, Staff Accountant, at (202) 551-3722 or Will Choi, Accounting Branch Chief, at (202) 551-3716 with any questions on the financial statements or related notes. Please contact Blair Petrillo, Staff Attorney, at (202) 551-3550, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Christopher Jensen
        Morgan Lewis & Bockius